UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

ADVISOR TRANSITION AND HEAD OF INSTITUTIONAL & IR APPOINTMENT

Metalpha Technology Holding Limited (the “Company”) notes that Mr. Liyang Lu has concluded his consultancy and all other services with the Company, effective August 22, 2025, to pursue personal endeavors.

Separately, the Company announces the appointment of Ms. Isabella He as its new Head of Institutional & IR, effective September 22, 2025.

Ms. Isabella He has extensive experience in investor relations and investment banking at leading financial institutions and public companies. Prior to joining the Company, Ms. He served as Vice President, Global Head of IR and Strategy Operating and various positions at I-Mab Biopharma (IMAB.US) and Genor Biopharma (6998.HK). She previously served as Vice President of China Equity Sales at Citigroup and held various positions at Morgan Stanley, UBS, Oppenheimer and Mainfirst Securities. Ms. He received her Bachelor of Science degree in Economics from the London School of Economics (LSE).

Ms. He will mainly be responsible for leading the Company’s global investor relations strategy, expanding and strengthening relationships with institutional investors.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-255251 and File No. 333-283335) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: September 17, 2025

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